July 22, 2010

Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549

Re:                 Home Properties, Inc.
File No. 1-13136
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Quarterly Period Ended March 31, 2010

Dear Mr. Woody:

This letter sets forth the response of Home Properties, Inc (the “Company”) to your letter, dated July 8, 2010, setting forth comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s response.

Form 10-K for the year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 41

1.      From page 14, we noted the discussion of significant “balloon payments” and that you “do not expect to have cash flows from operations to make all balloon payments.”  On page 47, we also note that you have over $400 million in maturing obligations over the next two years.  Please tell us your expectations regarding the satisfaction of such obligations.  To the extent applicable, please include a similar discussion in future filings.

Company response:

The “balloon payments” referenced on page 14 and the over $400 million in maturing obligations on page 47 are referring to the same long-term debt obligations.  Please refer to pages 6 and 41 of the Form 10-K for a discussion of specific 2009 initiatives taken to strengthen the Company’s balance sheet to put us in a position to satisfy  maturing debt obligations.

850 Clinton Square / Rochester, New York 14604 / (585) 546-4900 / FAX (585) 546-5433
www.homeproperties.com

Securities and Exchange Commission
July 22, 2010

The maturing debt obligations in 2010 and 2011 are secured by real estate that the Company estimates has a loan to value (“LTV”) of less than 50%.  Using current underwriting standards, we expect to easily refinance these obligations with either Fannie Mae or Freddie Mac (Government Sponsored Entities, or “GSEs”) with a 70 to 75% LTV.  This will give us the flexibility to not only refinance the existing obligations but also allow us to take additional proceeds to use for repayment of other debt obligations, acquisitions or general operating activities.  In addition, other historic real estate secured debt providers, specifically the life insurance companies, have returned to the credit marketplace adding more choices if the GSEs were to be reorganized.

During the first six months of 2010, the Company has increased the level of the value of unencumbered properties in relationship to the total property portfolio from 20% to 22%.  This higher level of unencumbered asset value adds flexibility, allowing the Company to place secured financing on unencumbered assets if desired.

As of June 30, 2010, the Company has refinanced $86 million of the $146 million in debt maturing in 2010, leaving only $60 million to refinance for the balance of the year.  In addition, $184 million of the $299 million which matures in 2011 can be refinanced on or after October 1, 2010 without prepayment penalty.  The Company is currently in discussions with the GSEs relative to such transactions.  The Company will continue to take advantage of its relationships with the GSEs and the low interest rate environment to further its refinancing of existing debt obligations.

The Company generated net proceeds from an At-The-Market (“ATM”) equity offering program of approximately $100 million during the first five months of 2010, adding to the $47 million raised in the fourth quarter of 2009.  The proceeds were used to pay down debt obligations as well as for general operating activities.  The Company will consider additional equity offerings if the need arises to settle further debt obligations.

In future filings, the Company agrees  to include similar discussions on the Company’s expectations on satisfying significant debt obligations.

Contractual Obligations and Other Commitments, page 46

Tabular Disclosure of Contractual Obligations, page 47

2.)  We note your disclosure indicating that long-term debt includes principal payments only.  In future filings, please disclose the amount of interest payable on your outstanding debt.  Refer to SEC Interpretive Release 33-8350.

Securities and Exchange Commission
July 22, 2010

Company response:

In future filings, the Company will disclose the amount of interest payable on outstanding debt in accordance with SEC Interpretive Release 33-8350.

Form 10-Q for period ended March 31, 2010

Part II – Other Information, page 25

Item 6. Exhibits, page 26

3.)  We note that agreements filed as exhibits 10.6, 10.13, 10.33, 10.44 and 10.45 only list and do not include the exhibits and schedules that are referenced by such agreements.  Please note that Item 601(b) (10) requires the filing of complete material contracts, which would include exhibits and schedules to such contracts.  Please explain your basis for the omission of the noted exhibits and schedules.  If you determine that the noted agreements are no longer material to investors, please explain such determination.  Alternatively, please file the complete agreements with your next periodic filing.

Company Response

While the reference in your letter with respect to comment numbered 3 is to the Form 10-Q for the period ended March 31, 2010, we have assumed that the intended reference was to the Form 10-K for the fiscal year ended December 31, 2009.  With respect to each exhibit listed, the Company’s response is as follows:

Exhibit 10.6

Master Credit Facility Agreement by and among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp., dated as of August 28, 1998.  We have determined that this Agreement is no longer material to investors.  The facility represents a cross-collateralized pool of the Company’s properties with the components of the pool frequently changing.  In financial schedules made public on a quarterly basis, the Company reports the material terms of the mortgages, including the outstanding balance, the interest rate and maturity date.  This Agreement will not be listed as an exhibit in future filings.

Securities and Exchange Commission
July 22, 2010

Exhibit 10.13

Purchase Agreement, dated October 18, 2006 between Home Properties, Inc., Home Properties, L.P. and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith and Bear Stearns & Co., Inc.  Since all of the obligations under this Agreement have been fulfilled, we have determined that it is no longer material to investors.  This Agreement will not be listed as an exhibit in future filings.

Exhibit 10.33

Purchase and Sale Agreement, dated as of January 1, 2004 among Home Properties of New York, L.P., Home Properties Management, Inc. and Home Leasing, LLC, dated January 1, 2004. Since all of the obligations under this Agreement have been fulfilled, we have determined that it is no longer material to investors.  This Agreement will not be listed as an exhibit in future filings.

Exhibit 10.44

Credit Agreement, dated as of September 1, 2009 among Home Properties, L.P., Home Properties, Inc. and Manufacturers and Traders Trust Company, RBS Citizens, N.A., d/b/a Charter One, Chevy Chase Bank, a Division of Capital One, N.A. and Bank of Montreal.  The complete agreement, with schedules and exhibits, will be filed in the Report on Form 10-Q for the period ended June 30, 2010.

Exhibit 10.45

Guaranty, dated September 1, 2009 from Home Properties, Inc. and certain affiliates to Manufacturers Traders Trust Company as agent for the lenders under the Credit Agreement of the same date.  There are no schedules or exhibits to this agreement and thus none were filed and none will be filed.

Exhibits 31.1 and 31.2

4.)  We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer.  In future filings please do not alter the language of your officers’ certifications, as the required certifications must be in the exact form set forth in Item 601 (b) (31) of Regulations S-K for both annual and interim periods.

Company response:

In future filings, the Company will not alter the language of the officers’ certification from the exact form set forth in Item 601 (b) (31) of Regulations S-K for both the annual and interim periods.

Securities and Exchange Commission
July 22, 2010

Definitive Proxy filed March 31, 2010

Board Compensation

2009 Director Compensation Table, page 13

5.)  In future filings, please update your footnote disclosure to clarify that the remaining differences in earned fees reflect the aggregate fees based on attended committee meetings.

Company response:

In future filings, the Company will update our footnote disclosure to clarify that the remaining differences in earned fees reflect the aggregate fees based on attended committee meetings.

Executive Compensation

Compensation Discussion and Analysis

Annual Incentive Awards, page 20

6.)  It is unclear from your disclosure how each executive’s role resulted in the ‘bonus units’ that you have identified for each executive in the compensation table.  Please provide us with a more detailed discussion of how the compensation committee determined the amounts identified for each executive.  Similarly, with a view towards improved disclosure, please also provide a more thorough discussion of the bonus factors (as a percentage of base salary) for each executive.  Refer to Item 402(b)(2)(vii) of Regulation S-K.  Please include similar disclosure in future filings, as applicable.

Company response:

There are two concepts involved in the calculation of each participant’s bonus each year:  the number of bonus units resulting from the Company’s performance and each participant’s bonus factor.  The number of bonus units is determined based upon the Company’s performance in terms of Funds from Operations (“FFO”) and Net Operating Income (“NOI”).  Once the bonus units are calculated based on those measures, the same number of bonus units is used for each participant to calculate their bonus amount.  As disclosed, for 2009 the Compensation Committee weighted FFO and NOI equally at 50% each in determining the number of bonus units earned.  The dollar amount of bonus varies among participants based on the bonus factor assigned to each participant as well as each participant’s base salary.  The uniform bonus unit amount is multiplied by the individual participant’s assigned bonus factor (which varies from 1 to 13).  The result is treated as a percentage which is then applied to that participant’s salary to arrive at the actual bonus amount earned, plus or minus discretionary factors.

Securities and Exchange Commission
July 22, 2010

The Compensation Committee believes that the Company’s executives are most able to directly impact the Company’s performance from an FFO and NOI perspective and thus to directly impact the number of earned bonus units that will be paid to all participants.  As mentioned in the Compensation Discussion and Analysis (”CD&A”), it is the Committee’s philosophy that the proportion of an individual’s total compensation that varies with individual and Company performance should increase as the individual’s business responsibilities increase.  For both of those reasons, as noted in footnote (4) to the “Summary Compensation Table” on page 27, the bonus factor assigned the Chief Executive Officer (13) is the highest currently available under the Plan.  The bonus factor applied to the two Executive Vice Presidents (9) is the next highest assigned under the Plan and the factor applied to the Senior Vice Presidents (7) is the third highest assigned under the Plan.  In addition, as disclosed in the CD&A, the Compensation Committee expects that, under normal economic conditions, the CEO will earn bonus payments approximately equal to 100% of his base salary and the other executives will earn bonus payments equal to approximately 50% to 75% of their base salaries.  With 8 being at the mid-range of the bonus units that can be earned under the Plan (between 4.0 and 12.0 as disclosed on page 20 of the 2010 Proxy Statement), the bonus factors assigned to each of the executives are designed to accomplish the expected results.

A similar disclosure will be included in future filings.

Conclusion

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments on the financial statements please call me at 585-246-4113 or Rob Luken, the Company’s Senior Vice President, Treasurer and Chief Accounting Officer, at 585-246-4161.

Sincerely,

HOME PROPERTIES, INC.

/s/ David P. Gardner

David P. Gardner
Executive Vice President and
Chief Financial Officer

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